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February 3, 1999


Sulcus Hospitality Technologies Corp.
41 North Main Street
Greensburg, Pennsylvania   15601

Ladies and Gentlemen:

This letter is in response to your request for our opinion with respect to certain federal income tax consequences of the proposed merger (the "Merger") of Sulcus Acquiring Corporation ("SAC"), a wholly owned subsidiary of Eltrax Systems, Inc. ("Eltrax"), with and into Sulcus Hospitality Technologies Corp. ("Sulcus") pursuant to the Agreement and Plan of Merger dated as of November 11, 1998, by and among Eltrax, Sulcus and SAC (the "Merger Agreement"). Unless otherwise specified, the terms used herein are defined in the Registration Statement on Form S-4, No. 333-____, filed by Eltrax with the Securities and Exchange Commission on December 10, 1988, as amended (the "Registration Statement").

In connection with the Merger, we understand the following:

     (a) Pursuant to the laws of Pennsylvania, SAC will merge with and into Sulcus pursuant to a statutory merger, with Sulcus surviving the Merger;

     (b) At the Effective Time, each outstanding share of Sulcus common stock will be converted into the right to receive .55 of a fully paid and nonassessable share of Eltrax common stock;

     (c) At the Effective Time, each holder of Sulcus common stock who otherwise would have been entitled to a fractional share of Eltrax common stock will receive cash in lieu thereof;

     (d) As soon as practicable on or after the Effective Time, the Exchange Agent will distribute solely Eltrax common stock, and cash in lieu of fractional shares, to holders of Sulcus common stock;

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Sulcus Hospitality Technologies Corp.
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     (e)  Eltrax will cause Sulcus to continue to conduct the historic business of Sulcus or use a significant portion of Sulcus' historic business assets in a business within the meaning of Treasury Regulation Section 1.368-1(d); and

     (f) Following the Merger, Sulcus will hold at least 90 percent of the fair market value of its net assets and at least 70 percent of the fair market value of its gross assets and at least 90 percent of the fair market value of SAC's net assets and at least 70 percent of the fair market value of SAC's gross assets held immediately prior to the Merger within the meaning of Revenue Procedure 86-42.

In connection herewith, we have examined and relied on the accuracy and completeness of the Merger Agreement, the Registration Statement and such other information as we have deemed relevant. As to questions of fact material to the opinions herein, we have relied upon the accuracy and completeness of various representations and covenants of Sulcus and Eltrax set forth in the Merger Agreement and in certificates executed by their respective officers. Moreover, we have assumed that the Merger will be completed in the manner set forth in the Registration Statement, and that the representations and covenants made by the parties to the Merger are accurate and complete and that such representations and covenants will continue to be accurate and complete as of the Effective Time of the Merger.

In rendering this opinion, we have assumed with your permission that: (1) all signatures on documents examined by us are genuine; (2) all documents submitted to us as originals are authentic; and (3) all documents submitted to us as certified or photostatic copies are true and complete copies of the original documents. We have also assumed that each entity that is a party to the documents has been duly organized or formed and is validly existing and in good standing as a corporate or similar organization under the laws of its jurisdiction of organization, and is qualified to do business and is in good standing as a foreign corporation or other organization in each jurisdiction where by law it is required to be so qualified; that each of the documents has been duly authorized, executed and delivered by each party and constitutes such party's valid and binding obligation, enforceable against such party in accordance with its terms; that each party has the requisite corporate or other organizational power and authority to perform such party's obligations under the documents; and that each party to the documents has performed and will perform such party's obligations under the documents.

To the extent that the opinion in this letter relates to or is dependent upon factual information, or is expressed in terms of our knowledge or awareness, we have relied upon the assumptions stated above and the statements of fact, representations and warranties reflected in the documents, and we have not undertaken to independently verify any of such facts or information.

On the basis of the foregoing and subject to the conditions, qualifications and limitations set forth herein and in the Registration Statement, we are of the opinion that for federal income tax purposes:

    (a) the Merger will qualify as a tax-free reorganization within the meaning of

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Sulcus Hospitality Technologies Corp.
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          Sections 368(a)(1)(A) and 368(a)(2)(E) of the Internal
          Revenue Code of 1986, as amended (the "Code"), and Sulcus and Eltrax will each be a party to the reorganization;

    (b) no gain or loss will be recognized by Sulcus as a result of the Merger;

    (c) no gain or loss will be recognized by a shareholder of Sulcus upon the exchange of shares of Sulcus common stock for Eltrax common stock, except that gain or loss will be recognized by a shareholder of Sulcus on the receipt of cash in lieu of fractional shares;

    (d) the adjusted tax basis of the Eltrax common stock received by a shareholder of Sulcus pursuant to the Merger (including any fractional share interests deemed received) will be the same as the adjusted tax basis of the shares of Sulcus common stock surrendered in exchange therefor;

    (e) the holding period of the Eltrax common stock received by a shareholder of Sulcus as a result of the Merger (including any fractional share interests deemed received) will include the holding period of the shares of Sulcus common stock surrendered in exchange therefor, provided that such Sulcus common stock is held as a capital asset by the Sulcus shareholder at the consummation of the Merger; and

    (f) any cash payment received by a holder of Sulcus common stock in lieu of a fractional share of Eltrax common stock will be treated as if such fractional share of Eltrax common stock had been issued in the Merger and then redeemed by Eltrax.

This opinion does not relate to or purport to cover any matters other than the ones expressly stated herein. The opinion expressed herein is limited to the consequences of the Merger under current federal income tax law (including the Code, the Treasury Regulations promulgated thereunder, and administrative and judicial interpretations thereof) as of the date of this opinion letter. No opinion is expressed with respect to state, local, foreign or other tax laws. Moreover, this opinion does not apply to
(i) holders of Sulcus common stock subject to special tax treatment under the federal income tax laws or (ii) holders of Sulcus common stock who acquired their stock pursuant to the exercise of an employee stock option or otherwise as compensation. We assume no obligation to revise or supplement this opinion should the present federal income tax laws be changed by any legislation, judicial decisions, or otherwise. No assurance can be given that the Internal Revenue Service will not challenge the conclusions stated in this opinion.

This opinion is only for the benefit of Sulcus and may not be relied upon by any person, firm or entity for any purpose without our express written consent. Other than in connection with the Registration Statement, this letter may not be paraphrased, quoted or summarized, nor may it be duplicated or reproduced in part.

This opinion is furnished to you solely in connection with the Registration Statement. We hereby consent to the filing of this opinion as an Exhibit to the Registration Statement.

Very truly yours,

BENESCH, FRIEDLANDER,
  COPLAN & ARONOFF LLP